UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

ACTIGA CORPORATION
(Exact name of registrant as specified in its corporate charter)

000-52323
(Commission File No.)

Nevada	39-2059213
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

871 Marlborough Avenue, Suite 100, Riverside CA 92507
(Address of principal executive offices)

951-786-9474
(Issuer's telephone number)

Approximate Date of Mailing: January 21, 2008

ACTIGA CORPORATION

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL
PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF
ACTIGA CORPORATION

     This Information Statement is being mailed to holders of record of shares of common stock of Actiga Corporation. (the “ Company ”, “ we ”, “ us ” or “ our ” “Actiga”), a Nevada corporation as of January 17, 2008, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “ Exchange Act ”) and Rule 14f-1 promulgated thereunder.

Background

     We recently completed a reverse merger which will result in the addition of three new members of our board of directors (the “Board”), bringing to four the total number of members of the Board. The following is a brief summary of the reverse merger.

     On January 7, 2007, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) among QMotions, Inc., a private California C Corporation (“QMotions”), the stockholders of QMotions (the “QMotions Stockholders”) and QMotions Acquisition Corp., our then wholly-owned subsidiary (“QMAC”). On January 10, we filed a certificate of merger with the Secretary of State of California, thereby merging QMAC with and into QMotions, with QMotions becoming our surviving corporation. As a result of the merger (the “Merger”), QMotions became our wholly owned subsidiary and QMotions existing business operations became our sole line of business. On the closing of the Merger, each outstanding share of common stock of QMotions was exchanged for 124,302.86 shares of common stock of Actiga for an aggregate of 25,230,000 shares of Actiga.

     As a result of the Merger, all shares of common stock of QMAC were converted into shares of common stock of QMotions, so that 100,000 shares of QMAC were converted into 1,000 shares of QMAC and registered in the name of Actiga.

     Before the closing of the Merger, our Board consisted of one director, Steve Bajic. In connection with the Merger, we are expanding the Board to four directors which will include the appointment of Messrs. Amro Albanna, Dale Hutchins and Randolph Geissler together with standing director Mr. Bajic, to comprise the entire Board.

     The description of the foregoing transactions does not purport to be complete and is qualified in its entirety by the terms of the Agreement and Plan of Merger filed as exhibits to our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on January 18, 2008.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES OF THE COMPANY

As of January 14, 2008 (the “Record Date”) there were 46,230,000 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote.

CHANGE IN CONTROL

As described further above under the caption “Background”, as a result of the Merger that was completed on January 14, 2008, a change of control occurred.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth biographical information regarding our current and proposed executive officers and directors:

			Served as a
			Director and Officer
Name	Age	Position with the Company	Since
Amro A. Albanna(1)	38	Chairman, CEO, Treasurer & Director	January 14, 2008
Dale L. Hutchins(1)	44	President, Secretary & Director	January 14, 2008
Randolph K. Geissler(1)	47	Director	January 14, 2008
Steve Bajic	37	Director	October 14, 2007

Notes

(1)

Referenced individuals are proposed to become directors of our board upon the tenth day following the filing of this Information Statement on Schedule 14F-1 with the Commission and its mailing and dissemination to our shareholders.

Amro A. Albanna – Chairman, CEO, Treasurer & Director

Amro Albanna is the Founder and CEO of Qmotions Inc., currently a wholly-owned subsidiary of the Company. He is an entrepreneur and hands-on executive who directs the creation of innovative products for the motion video games market. Previously, Mr. Albanna served as an officer of Digital Angel Corp. (AMEX: DOC), President of Digital Angels Wireless and GPS division and Founder and President of Timely Technology Corp. Earlier experiences includes years as a systems engineering consultant for companies in a range of industries including retail, insurance and finance. In addition, Mr. Albanna is a member of the USC Trojans CEO Forum, Advisory Board Member of CSUSB Center for Entrepreneurship and a Founding Member of Riverside CEO Forum. He is Ernst and Young Entrepreneur of the Year Finalist for 1999 and 2000, CSUSB’s Distinguished Alumni of Year in 2003 and University of California, Riverside’s HEBC Success Story. He holds a Bachelor of Science degree in Business Administration with concentration in Computer Information Systems from California State University, San Bernardino.

Dale L. Hutchins, President, Secretary and Director

Dr. Hutchins is the President of QMotions. Prior to joining QMotions, Mr. Hutchins most recently served as the Chief Administrative Officer and Executive Vice President of Digital Angel Corporation (AMEX:DOC) and the President and CEO of Medical Advisory Systems, Inc. (AMEX:DOC subsidiary) Hutchins has also served as the President and Chief Operating Officer of Digital Angel Medical Systems. Prior to this, he served as the Executive Vice President and Chief Operating Officer of Medical Advisory Systems, Inc. (MAS) (AMEX:DOC/OTCBB:MEAS). MAS provided worldwide medical services and pharmaceutical distribution for more than 20 years and was the public predecessor of Digital Angel Corporation (merger in March 2002). In addition to this, Hutchins has served as the entrepreneurial principal or in an executive management capacity for several successful private companies. He has held directorships for a number of private, public, civic and charitable boards.

Randolph K. Geissler

Randolph Geissler currently is a Principal of Brookwood Technology Holdings Company. Through this entity, he specializes in investing in and managing companies involved in veterinary science, artificial antibodies, and active game hardware and software technology. His purpose is to selectively invest in technologies and companies and then be instrumental in the strategic development of those technologies and companies. Mr. Geissler has over 15 years of experience as CEO and served as Chief Executive Officer and President of Digital Angel Corporation (Amex: DOC) from March 2000 until September 2003. Prior to joining Digital Angel Corporation in 2000, Mr. Geissler served as Chief Executive Officer of Destron Fearing Corporation (NASDAQ: DFCO), a company that he founded in 1993 via the merger of his private company, Fearing Manufacturing, with Destron. This merger propelled the implantable electronic microchip into a worldwide success in the animal empire. Geissler also was President and Chief Executive Officer of Fearing. He has held Directorships on several public and private company boards.

Steve Bajic

Mr. Bajic has been President of LF Ventures Inc., a private company offering financial and business consulting services to public and private companies, for over 13 years. He has raised capital for numerous companies at all stages of development and has held various officer and director positions of both US and Canadian public and private companies. Mr. Bajic is currently a director, Chief Financial Officer, and Secretary of Providence Capital Corp. and a director and Chief Executive Officer of Sieger Capital Management Ltd. both of which are capital pool companies listed on the TSX Venture Exchange (“TSXV”). He has served as a director of Navasota Resources Ltd. since 2006 and the Vice-President of Investor Relations for Cassidy Gold Corp. since 1999, both junior resource exploration companies listed on the TSXV. Since 2006, Mr. Bajic has been the President and a director of Pan American Gold Corporation, a junior resource exploration company whose securities are quoted on the OTC Bulletin Board. Mr. Bajic received a Financial Management Diploma from the British Columbia Institute of Technology in 1994

Board Meetings and Committees

Our board of directors held no formal meetings during the 12 month period ended June 30, 2007. All proceedings of the board of directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada Revised Statutes and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held. We do not presently have a policy regarding director attendance at meetings.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions. Our board of directors believe that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our board of directors. The directors who perform the functions of auditing, nominating and compensation committees are not independent because they are also officers of our company. We do not at the present time have an audit committee financial expert, however we are in the process of securing a person to act as our audit committee financial expert. We do not have a nomination committee charter. We do not have a policy for electing members to the board. Our board will adopt a policy for reviewing and nominating members to the board. We do not have an audit committee charter because we do not have an audit committee.

Compensation Committee Interlocks and Insider Participation

Our board determines the executive compensation and does not delegate this responsibility to non-members of the board. As of fiscal year ending in 2007, Steve Bajic was the sole director responsible for deliberations of executive compensation decisions.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, our directors, executive officers, and beneficial owners of more than 10% of our Common Stock are required to file certain reports within specified time periods, indicating their holdings of and transactions in our common stock.

     Based solely on a review of such reports provided to us and written representations from such persons regarding the necessity to file reports or report transactions in a timely manner during our fiscal year ended 2007, we believe that all requisite reports have been filed.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information concerning the number of shares of our common stock known by us to be owned beneficially as of January 14, 2008 by: (i) each person (including any group) that owns more than 5% of any class of the voting securities of our company; (ii) each director and officer of our company; and (iii) directors and officers as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

     Pursuant to Rule 13d-3 of the Exchange Act and as used in the table below, the term “beneficial ownership” means the sole or shared power to vote or direct the voting, or to dispose or direct the disposition, of any security. A person is deemed as of any date to have beneficial ownership of any security that such person has a right to acquire within 60 days after such date. Except as otherwise indicated, the stockholders listed below have sole voting and investment powers with respect to the shares indicated. The table below is based on 46,230,000 shares of common stock issued and outstanding.

     Except as otherwise noted, the address of the referenced individuals is c/o 871 Marlborough Avenue, Suite 100, Riverside CA 92507.

Name and Address	Title of Class	Amount and Nature	Percent
of Beneficial Owner		of Beneficial	of Class (1)
Ownership
Amro A. Albanna	Common Stock	19,489,950(3)	42.1%
Chairman, CEO, Treasurer		Direct
and Director
Dale L. Hutchins	Common Stock	1,508,000(4)	3%
President, Secretary and		Direct
Director
Randolph K. Geissler	Common Stock	2,193,570	4.7%
Director		Direct
Steve Bajic	Common Stock	1,000,000	2.2%
Director		Direct
Directors and Officers	Common Stock	24,191,520	50.7%
(as a group; four individuals)		Direct
5% Stockholders
Amro A. Albanna	Common Stock	19,489,950(3)	42.1%
Chairman, CEO and director		Direct
871 Marlborough Avenue,
Suite 100, Riverside CA 9250

Notes

(1)	Based upon 46,230,000 issued and outstanding shares of common stock as of January 10, 2008.

(2)	Represents 19,489,949 of our shares of common stock registered in the name of Albanna Family Trust. Mr. Albanna has voting and investment power over the shares of Actiga held by Albanna Family Trust.

(3)
Represents 1,508,000 shares of Actiga common stock acquirable on exercise of share purchase options issued to Mr. Hutchins on January 9, 2008, pursuant to the Merger Agreement with QMotions, at an exercise price of $0.14 and an expiry date of January 9, 2018.

Family Relationships

     There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Terms of Office

     The Company’s directors are appointed for one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes. The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes.

     The Company’s officers are appointed by the Company’s Board of Directors and hold office until removed by the Board.

Involvement in Certain Legal Proceedings

     Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.

being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities; or

4.

being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

EXECUTIVE COMPENSATION

The following table sets forth the total compensation paid or accrued to our named executive officers, as that term is defined in Item 402(a) (2) of Regulation S-B, and to our sole director during the fiscal year ended June 30, 2007.

SUMMARY COMPENSATION TABLE
							Nonqualified
						Non-Equity	Deferred	All
Name				Stock	Option	Incentive Plan	Compensation	Other
and Principal		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Steve Bajic (1)	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Director (former
President,
Secretary and
Treasurer)
Maria Estrada(2)	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(Former
Secretary and
Treasurer)
Tamara	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Huculak(2)
(Former
President)

Notes
(1)	Steve Bajic resigned from his positions as officer of our company on January 14, 2008.
(2)	Maria Estrada and Tamara Huculak resigned from their respective officers on October 11, 2007.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning stock options and stock awards by the named executive’s officers as of our latest fiscal year ending June 30, 2007. We have not awarded any such stock options and stock awards to any directors as of the year end.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value Number of Share Units of Stock that Have Not Vested	Equity Incentive Plan Awards : of Unearn or Unearned Shares, Units or Other Rights that Have Not Vested	Equity Incentive Plan Awards : Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested
Steve Bajic	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Compensation of Directors

We reimburse our directors for expenses incurred in connection with attending board meetings. We have not paid any director's fees or other cash compensation for services rendered as a director since our inception in June 30, 2007.

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

Long-Term Incentive Plans

     As of the fiscal year 2007, there were no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

     As of the end of the fiscal year 2007, we had no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer. Notwithstanding the preceding section, Employment Agreements between Company and Amro Albanna and Company and Dale Hutchins which were assumed by the Company upon the Merger provided for remuneration in the event of termination of employment under certain circumstances as more fully described in those agreements. The agreements were filed on Form 8-K on Jan 18, 2008.

Stock Options/SAR Grants

     On January 10, 2008, our board of directors adopted our 2008 Incentive Stock Option Plan (the “Plan”). Under the Plan, options to acquire shares of common stock and issuance of shares of common stock underlying options may be granted to directors, officers, consultants and employees of QMotions. A total of 6,000,000 common shares are authorized for issuance under our Plan. The Plan is administered by our Board of Directors or by a committee of two or more non-employee directors appointed by our Board of Directors (the "Plan Administrator"). Subject to the provisions of the Plan, the Plan Administrator has full and final authority to grant the awards of stock options and to determine the terms and conditions of the awards and the number of shares to be issued pursuant thereto. Pursuant to the Plan, Company can issue Options, Restricted Stock Awards, SAR Performance Unit or Performance Bonus granted under the Plan to an Eligible Employee by the Board or any Nonqualified Stock Option, Performance Unit SAR or Restricted Stock Award to Consultants or an Eligible Director by the Board pursuant to such terms, conditions, restrictions, and/or limitations, if any, as the Board may establish by the Award Agreement or otherwise. Options granted under the Plan may be either "incentive stock options," which qualify for special tax treatment under the Internal Revenue Code of 1986, as amended, (the "Code"), or nonqualified stock options or restricted shares.

     In connection with the Merger Agreement, on January 14, 2008 we issued an aggregate of 3,770,000 options to employees of QMotions as follows: (i) 1,508,000 options to Dale Hutchins exercisable at a price of $0.14 per share until January 9, 2018; (ii) 1,508,000 options to David Addington at a price of $0.14 per share until January 9, 2018; and (iii) 754,000 options to Xuejan Tan exercisable at a price of $0.14 per share until January 9, 2018. The exercise price of the Options was determined as the equivalent of the fair market value of shares of common stock of QMAC at the time of Closing of the Merger, under the terms as set forth in our Current Report as filed with the SEC on January 18, 2007.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Values

There were no stock options outstanding as of June 30, 2007.

Directors Compensation

     We reimburse our directors for expenses incurred in connection with attending board meetings but did not pay director's fees or other cash compensation for services rendered as a director in the year ended June 30, 2007.

     We have no present formal plan for compensating our directors for their service in their capacity as directors.

Report on Executive Compensation

     Our compensation program for our executive officers is administered and reviewed by our board of directors. Historically, executive compensation consists of a combination of base salary and bonuses. Individual compensation levels are designed to reflect individual responsibilities, performance and experience, as well as the performance of our company. The determination of discretionary bonuses is based on various factors, including implementation of our business plan, acquisition of assets, and development of corporate opportunities and completion of financing.

     We have not had any equity compensation plans approved by stockholders as of the most recent fiscal year.

Employment Contracts

     During the last fiscal year there were no employment agreements for officers of the Company. For employment agreements after the fiscal year ending after 2007, please see our Current Report filed on Form 8-K with the SEC on January 18, 2008.

DIRECTOR INDEPENDENCE

Transactions with Related Persons

Except as disclosed herein, there have been no transactions or proposed transactions in which the amount involved exceeds $120,000 for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest. Any such transaction proposed in the future will require review, approval and ratification by the board of directors.

Director Independence

Our board of directors has determined that we do not have a majority of independent directors as that term is defined under Rule 4200(a) (15) of the Nasdaq Marketplace Rules, even though such definition does not currently apply to us because we are no listed on Nasdaq.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders (the “Reporting Persons”) are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the copies of such forms received by us, or written representations from the Reporting Persons, we believe that all filing requirements applicable to all Reporting Persons were complied with.

Reports to security holders

We file reports with the Securities and Exchange Commission. These reports include annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov. You may send communication to the board of directors at 871 Marlborough Avenue, Suite 100, Riverside CA 92507.

Dated: January 22, 2008

By Order of the Board of Directors

ACTIGA CORPORATION

/s/ Amro Albanna
__________________________________

Name:	Amro Albanna
Title:	Chief Executive Officer